UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________

FORM 6-K

______________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of March, 2011

Commission File Number 001-34132

CHINA MASS MEDIA CORP.

6th Floor, Tower B, Corporate Square, 35 Finance Street
Xicheng District, Beijing 100033
People’s Republic of China
(86-10) 8809-1099
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes ☐  No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes ☐  No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )

CHINA MASS MEDIA CORP. TO ANNOUNCE FOURTH QUARTER AND FULL YEAR 2010 FINANCIAL RESULTS ON MARCH 14, 2011

Beijing, China (March 01, 2011) - China Mass Media Corp. (NYSE: CMM), a leading media company in China, today announced it will release its unaudited financial results for the fourth quarter and full year 2010 before the market opens on March 14, 2011.  Management will host a conference call and live webcast to discuss the results at 8:00am Eastern Time on March 14, 2011 (8:00pm Beijing Time on March 14, 2011).

Conference Call

Mr. Wang Sheng Cheng, Chairman and Chief Executive Officer, Ms. Julie Sun, Chief Financial Officer, and Mr. Paul Liang, Financial Controller, will discuss the results and take questions following the prepared remarks.

The dial-in details for the live conference call are as follows:
- U.S. Toll Number: +1 617 213 8891
- U.S. Toll Free Number: +1 866 270 6057
- HK. Toll Free Number: +1 800 96 3844
- South China Toll Free Number/ China Telecom: 10 800 130 0399
- North China Toll Free Number/ China Telecom: 10 800 152 1490
- South China Toll Free Number/ China Netcom: 10 800 852 1490 Passsscode: CMM

A live webcast of the conference call will be available on the investor relations section of the Company's website at: http://www.chinammia.com.

A telephone replay of the call will be available for seven days, beginning two hours after the conclusion of the conference call.  The dial-in details for the replay are as follows:
- U.S. Toll Free Number: +1 888 286 8010 - International dial-in number: +1 617 801 6888 Passcode: 61418727

About China Mass Media Corp.

As a leading television advertising company in China, the Company provides a full range of advertising services, including advertising agency services, creative production services, public service announcement sponsorship services, and other value added services. The Company currently offers approximately 477 minutes of advertising time slots per day on CCTV Channels 1, 2, 4, E and F. CCTV is the largest television network in China. The Company has produced over 380 advertisements and has won a number of prestigious awards in China and across the world, including the "Gold World Medal" at The New York Festivals® International Television & Film Awards.

For more information, please visit http://www.chinammia.com.

For further information, contact:

China Mass Media Corp.
Julie Sun
Chief Financial Officer
6/F, Tower B, Corporate Square,
35 Finance Street Xicheng District
Beijing, 100033
P. R. China
Phone: +86-10-8809-1050
Email: juliesun@chinammia.com

Christensen
Tip Fleming
Phone: +852-2117-0861
Email: tfleming@ChristensenIR.com

CHINA MASS MEDIA CORP.
(Registrant)

Date: March 1, 2011	By:	/s/ Shengcheng Wang
Name: Shengcheng Wang
Title: Chairman and Chief Executive Officer